September 5, 2017

VIA EDGAR

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust, File No. 811-08399

PIMCO Equity Series VIT, File No. 811-22376

PIMCO Equity Series, File No. 811-22375

PIMCO Funds, File No. 811-5028

(each a “Registrant,” collectively the “Registrants”)

Dear Mr. Eskildsen:

In an April 26, 2017 telephone conversation with me and Christine Schleppegrell of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the most recent annual report for PIMCO Equity Series VIT, most recent semi-annual and annual reports for PIMCO Equity Series, and the most recent annual report for PIMCO Variable Insurance Trust following a review of these Registrants’ recent Form N-CSR filings.1 In a July 17, 2017 email to me, you also communicated the Staff’s comments on the most recent annual report for PIMCO Funds following a review of its recent Form N-CSR filings.2 A summary of the Staff’s comments, along with the Registrants’ responses, is set forth below.

[1]

PIMCO Equity Series’ most recent semi-annual filing on Form N-CSR, for the period ending December 31, 2016, was filed on February 24, 2017. PIMCO Equity Series’ most recent annual filing on Form N-CSR, for the period ending June 30, 2016, was filed on August 26, 2016. PIMCO Equity Series VIT’s most recent filing on Form N-CSR, for the period ending December 31, 2016, was filed on February 24, 2017. PIMCO Variable Insurance Trust’s most recent filing on Form N-CSR, for the period ending December 31, 2016, was filed on February 24, 2017.

[2]	PIMCO Funds’ most recent annual filing on Form N-CSR, for the period ending March 31, 2017, was filed on May 30, 2017.

Chad Eskildsen September 5, 2017 Page 2

PIMCO Equity Series VIT and PIMCO Equity Series

Comment 1: For each of the receivables listed below (i) explain the makeup of the receivable and (ii) note when the receivable was paid to each applicable fund.

A.

The 12/31/16 annual report for the PIMCO StocksPLUS Global Portfolio, a series of PIMCO Equity Series VIT, includes in the statement of assets and liabilities a $177,000 “reimbursement receivable from PIMCO.”

B.	The 6/30/16 annual report for the PIMCO Dividend and Income Fund, a series of PIMCO Equity Series, includes in the statement of assets and liabilities a $116,000 “reimbursement receivable from PIMCO.”
C.

The 12/31/16 semi-annual report for the PIMCO Dividend and Income Fund, a series of PIMCO Equity Series, includes in the statement of assets and liabilities a $215,000 “reimbursement receivable from PIMCO.”

D.	The 6/30/16 annual report for the PIMCO EqS Long/Short Fund, a series of PIMCO Equity Series, includes in the statement of assets and liabilities a $151,000 “reimbursement receivable from PIMCO.”
E.

The 12/31/16 semi-annual report for the PIMCO EqS Long/Short Fund, a series of PIMCO Equity Series, includes in the statement of assets and liabilities a $289,000 “reimbursement receivable from PIMCO.”

Response: The receivables noted are not reflective of payments due from PIMCO. Rather, these reimbursement receivables due from PIMCO are the result of a financial statement presentation which is reflective of the gross impact of certain expenses, waivers and reimbursements that are subject to an expense limitation agreement. PIMCO has agreed to waive fees, or reimburse the respective fund, to the extent that the payment of organizational expenses and Trustee fees exceed 0.0049% of the fund’s average daily net assets. PIMCO incurs the organizational expenses and Trustee fees on behalf of the funds and seeks reimbursement from the funds to the extent able under the terms of the expense limitation agreement. Expenses and fees incurred by PIMCO on behalf of the funds are appropriately recorded by the funds as expenses and fees of the funds, but due to the terms of the expense limitation agreement may result in offsetting receivables and payables being recorded until reimbursement can be sought by PIMCO.

Chad Eskildsen September 5, 2017 Page 3

To better reflect the net impact of the applicable expenses, waivers and reimbursements, the “reimbursement receivables from PIMCO” should be compared to the funds’ respective “other liabilities” included in the statement of assets and liabilities. Please refer to the following table for information on the net receivables (payables) due from (to) PIMCO.

Fund	Report	Reimbursement Receivable from PIMCO	Other Liabilities		Net Receivable (Payable)
PIMCO StocksPLUS Global Portfolio	12/31/16 annual report	$177,000	$191,000		($14,000)
PIMCO Dividend and Income Fund	6/30/16 annual report	$116,000	$220,000		($104,000)
PIMCO Dividend and Income Fund	12/31/16 semi-annual report	$215,000	$251,000		($36,000)
PIMCO EqS Long/Short Fund	6/30/16 annual report	$151,000	$230,000		($79,000)
PIMCO EqS Long/Short Fund	12/31/16 semi-annual report	$289,000	$311,000	[3]	($22,000)

In all instances, and as should be expected due to PIMCO’s practice of incurring organizational expenses and Trustee fees on behalf of the funds before seeking reimbursement subject to the terms of the funds’ expense limitation agreements, the funds are in a net payable standing with regard to reimbursements due to PIMCO. In light of the staff’s inquiry, PIMCO will consider modifying its financial statement presentation for certain expenses, waivers and reimbursements that are subject to an expense limitation agreement to allow for greater clarity as to the status of net receivables (payables) due from (to) PIMCO.

PIMCO Equity Series and PIMCO Variable Insurance Trust

Comment 2: With respect to PIMCO Equity Series and PIMCO Variable Insurance Trust confirm whether the funds listed below are active and operational or whether they should be marked “inactive” on EDGAR.

[3]

The “other liabilities” balance of $227,000 as presented in the PIMCO EqS Long/Short Fund’s 12/31/16 semi-annual report was reduced by $84,000 of receivables due from prime brokers for short sales related activity. This $84,000 could have been applied to the fund’s “payable for short sales” within the statement of assets and liabilities, but due to the amount being immaterial and desire to match the payable for short sales to the corresponding detailed footnotes within the fund’s schedule of investments the amount was applied as an adjustment to “other liabilities.”

Chad Eskildsen September 5, 2017 Page 4

PIMCO Variable Insurance Trust

•	PIMCO Diversified Income Portfolio
•	PIMCO Money Market Portfolio
•	PIMCO RealEstateRealReturn Strategy Portfolio
•	PIMCO Small Cap StocksPLUS TR Portfolio
•	PIMCO StocksPLUS Growth and Income Portfolio
•	PIMCO StocksPLUS Total Return Portfolio

PIMCO Equity Series

•	PIMCO Emerging Multi-Asset Fund
•	PIMCO EqS Emerging Markets Fund
•	PIMCO EqS Pathfinder Fund

Response: The PIMCO Diversified Income Portfolio is included in PIMCO Variable Insurance Trust’s current registration statement, but has not yet commenced operations, thus it has not filed shareholder reports on Form N-CSR. The remaining funds and portfolios listed above have been previously liquidated as indicated in various supplements previously filed on EDGAR. These liquidated funds and portfolios will be marked “inactive” on EDGAR.

PIMCO Funds

Comment 3: Please explain why the PIMCO Government Money Market Fund’s use of amortized cost to value all holdings pursuant to 2a-7 is not discussed in Note 3 “Investment Valuation and Fair Value Measurements” in the Notes to Financial Statements in the 3/31/17 annual report. There is a discussion that holdings maturing in less than 60 days are valued at amortized cost, however the Government Money Market Fund values all at amortized cost.

Response: Comment accepted. The Registrant will revise this disclosure in its next shareholder report. The revised disclosure will appear as follows:

“Except for the Government Money Market Fund, short-term debt instruments (such as commercial paper) having a remaining maturity of 60 days or less may be valued at amortized cost, so long as the amortized cost of such short-term debt instrument is approximately the same as the fair value of the instrument as determined without the use of amortized cost valuation.”

The Government Money Market Fund will include similar disclosure indicating that it, unlike the other funds included in the same report, values all of its holdings at amortized cost.

*                    *                     *

Chad Eskildsen September 5, 2017 Page 5

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Wu-Kwan Kit, Pacific Investment Management Company LLC